

September 12, 2019

Nevan Elam
Chief Executive Officer
Rezolute, Inc.
201 Redwood Shores Parkway, Suite 315
Redwood City, CA 94065

> **Re: Rezolute, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 6, 2019**
> **File No. 000-54495**

Dear Mr. Elam:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 1: Reverse Stock Split, page 7

1. We note your disclosure that the main purpose for the reverse stock split is to increase your stock price in order to potentially register your common stock for trading on the Nasdaq Capital Market. Notwithstanding this stated purpose, please tell us whether the proposed reverse stock split could make you eligible to terminate the registration of your common stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). In your response, please focus on the number of holders of record as defined in Rule 12g5-1 of the Exchange Act. As applicable, please tell us how you intend to comply with the requirements of Rule 13e-3 of the Exchange Act. Also revise the proxy statement to clarify whether the reverse split is the first step in a going private transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael L. Weiner, Esq.